Celanese Corporation
222 W. Las Colinas Blvd.,
Suite 900N
Irving, TX, USA 75039
www.celanese.com
(972) 443-4000

March 27, 2019

Filed as EDGAR Correspondence
Ms. Tracey Houser
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Celanese Corporation
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 7, 2019
File No. 001-32410
Dear Ms. Houser:
This letter is submitted by Celanese Corporation ("Celanese" or the "Company") in response to the comment of the staff of the Division of Corporation Finance ("Staff") of the United States Securities and Exchange Commission ("SEC") in its letter to Celanese dated March 8, 2019 ("Comment Letter"), which requested a response from Celanese relating to its Form 10-K for the year ended December 31, 2018, filed on February 7, 2019.
For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter, with the Staff's comment presented in bold italicized text, which is followed by our response.
Form 10-K for Fiscal Year Ended December 31, 2018
26. Segment Information, page 123

1.
Please tell us whether the three businesses in the Acetyl Chain segment (intermediate chemistry, emulsion polymers and ethylene vinyl acetate) are operating segments aggregated into one reportable segment. In this regard, your disclosures on page 124 reference the criteria in ASC 280-10-50-11. However, your disclosure on page 4 indicates that the newly created Acetyl Chain reportable segment is also an operating segment. If the three businesses are individual operating segments, please provide us with your detailed analysis of the aggregation requirements in ASC 280-10-50-11.

Response:
The Company's three businesses in the Acetyl Chain segment (intermediate chemistry, emulsion polymers and ethylene vinyl acetate) do not represent operating segments and, therefore, are not subject to the aggregation criteria as outlined in Accounting Standards Codification ("ASC") 280-10-50-11.
As referenced on pages 4 and 123 of the Form 10-K for the year ended December 31, 2018, the Company reorganized its operating and reportable segments to align with recent structural and management reporting changes. The change reflects the resegmentation of the former Industrial Specialties and former Acetyl Intermediates operating and reportable segments into the Acetyl Chain operating and reportable segment. This reorganization reflects the culmination of a shift in operating strategy and organizational hierarchy, with a focus on integration, collaboration and maximization of value creation through its global optionality and integrated chain model of the underlying businesses along the Acetyl Chain segment.
Although the disclosure on page 124 of the Form 10-K for the year ended December 31, 2018 is an accurate statement about the similarities across the three businesses that comprise the Acetyl Chain operating segment, it is not the intent of the Company to provide a disclosure that could be construed as misleading in relation to the Company's operating segments. Therefore, in future filings the Company will amend its disclosure as follows (deletions have been notated with strikethroughs).

•	Acetyl Chain
The Company's Acetyl Chain segment includes the integrated chain of intermediate chemistry, emulsion polymers and ethylene vinyl acetate ("EVA") polymers businesses~~, based on similar products, production processes, classes of customers and selling and distribution practices as well as economic similarities over a normal business cycle~~. The Company's intermediate chemistry business produces and supplies acetyl products, including acetic acid, vinyl acetate monomer, acetic anhydride and acetate esters. These products are generally used as starting materials for colorants, paints, adhesives, coatings and pharmaceuticals. It also produces organic solvents and intermediates for pharmaceutical, agricultural and chemical products. The Company's emulsion polymers business is a leading global producer of vinyl acetate-based emulsions and develops products and application technologies to improve performance, create value and drive innovation in applications such as paints and coatings, adhesives, construction, glass fiber, textiles and paper. The Company's EVA polymers business is a leading North American manufacturer of a full range of specialty EVA resins and compounds, as well as select grades of low-density polyethylene. The Company's EVA polymers products are used in many applications, including flexible packaging films, lamination film products, hot melt adhesives, automotive parts and carpeting.

* * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
The Company believes that this letter addresses the Staff's comments in the Comment Letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4764.

Sincerely,

/s/ BENITA M. CASEY
Benita M. Casey
Vice President, Finance, Controller and
Chief Accounting Officer

cc:	Scott A. Richardson
Senior Vice President and Chief Financial Officer

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